

September 27, 2010

J. Michael French
Director, President, and Chief Executive Officer
Marina Biotech, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

     Re: Marina Biotech, Inc. formerly MDRNA, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Quarter Ended March 31, 2010
             File No. 000-13789

Dear Mr. French:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Joel Parker
              Accounting Branch Chief